Tractebel Energia
SUEZ

Florianópolis, May 24th, 2006. CE DF-0013/2006

SUPPL

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commis
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

Please find enclosed the following documents translated form Portuguese to English:

- Minutes of the Sixty-Nineth Meeting of the Board of Directors;
- Minutes of the Seventieth Meeting of the Board of Directors; and
- Minutes of the Eighteenth Extraordinary General Meeting and the Nineth Ordinary General Meeting.

These documents, issued by Tractebel Energia's, were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc.: Juliana Dager
The Bank Of New York

CNPJ/MF 02.474.103/0001-19 – NIRE 42300024384

MINUTES OF THE SIXTY-NINETH MEETING OF THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A.

On March 14 2006 at 2:00 p.m. at Av. Almirante Barroso, 52, 14th floor, room 1401 in the city and state of Rio de Janeiro, following regular convening procedures, a meeting of the Board of Directors of Tractebel Energia S.A. was held, the following Directors being present: Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Victor-Frank de Paula Rosa Paranhos, Dirk Beeuwsaert and Luiz Antônio Barbosa, together with the Fiscal Councilor, Carla Carvalho de Carvalho. The meeting was presided by the Chairman and director of the Board of Directors, Maurício Stolle Bähr, who proposed that I, José Moacir Schmidt, should act as secretary, the proposal being duly seconded by the other directors. Welcoming those present, the Chairman opened the discussion of the **Day's Agenda** as itemized in the convening notice **CA-001/2006** of March 7 2006, as follows: **Item 1** – Management Report and Financial Statements for the fiscal year 2005; **Item 2** – Allocation of the Net Income for the Fiscal Year and the distribution of dividends; **Item 3** – Participation of employees in the profits or results for the fiscal year 2005; **Item 4** – Technical Feasibility Study prepared pursuant to CVM Instruction 371 of June 27 2002; **Item 5** – Management Compensation for the fiscal year 2006; **Item 6** – To approve the Operating, Capital Expenditures and Cash Flow Budget for the fiscal year 2006; **Item 7** – To ratify the amendments to the Articles of Association of Tractebel Energia Comercializadora Ltda; **Item 8** – To propose to the EGM, the amendment to the Company's Bylaws in order to align them to BOVESPA's Novo Mercado listing rules and to amend the wording to subsection XV of Article 19 and paragraphs 2 and 3 of Article 30; **Item 9** – To approve the Financing of the Reserve for Amortization balance as at December 31 2004, both matured and to mature portions, in the value of R$ 37,522,310.25 in favor of ELOS and PREVIG pension plans; **Item 10** – To convene an Extraordinary and Ordinary General Meeting; - To approve Energy Purchase Contracts; and **Item 11** – General Matters. Following discussion of the matters on the agenda, the Chairman put the items on the Day's Agenda to the vote, the Directors resolving as follows: **RESOLUTIONS:** **Item 1** – **Unanimously** approved pursuant to DD-281-0001 of March 8 2006, and filed at the Company's offices: the Management Report and Financial Statements for the fiscal year ending December 31 2005, accompanied by the opinions of the Independent Auditors and the Fiscal Council, the understanding of the Directors being that such documents adequately represent the numbers and results of the Company for the period; **Item 2** - **Unanimously** approved: the Allocation of the Net Income for the Fiscal Year and the distribution of dividends, to be submitted to the Ordinary General Meeting, according to the Financial Statements approved in the preceding item, for the following values: **a)** Legal Reserve – R$ 46,004,790.58; and **b)** Distribution of Dividends and Interest on Shareholders' Equity – R$ 874,091,021.07, made up as follows: **(i)** Interest on Shareholders' Equity, net of withholding tax (IRRF), credited during the fiscal year 2005 (63rd MBD of May 12 2005; 66th MBD of October 19 2005; and 68th MBD of December 15 2005) - R$ 232,131,851.24; **(ii)** Interim Dividends - R$ 141,000,000.00 (66th MBD of October 19 2005); **(iii)** Complementary Dividends - R$ 461,391,021.07, corresponding to R$ 0.706850 per common share; and **(iv)** Withholding Tax at Source with respect to Interest on Shareholders' Equity, paid out in 2005 – R$ 39,568,148.76; **Item 3** – Proposed by the Company, to be submitted for approval by the Ordinary General Meeting: a value of up to R$ 10,200,000.00 (ten million, two hundred thousand Reais) pursuant to DD- 281- 0003 of March 8 2006 for the payment to the employees in the form of Participation in Profits or Results – PLR, for the fiscal year 2005, to be distributed pursuant to the criteria

under the Company Compensation System and the Collective Labor Agreements; **Item 4** – **Unanimously** approved pursuant to DD-281-0002 of March 8 006, to be filed with the Company: the Technical Feasibility Study for Recognition of Book Registration of a Deferred Fiscal Asset as at December 31 2005, prepared in pursuant to CVM Instruction 371 of June 27 2002, and examined by the Company's Fiscal Council at a meeting held on March 9 2006; **Item 5** – **Unanimously** approved: the values relative to the individual compensation of the Company's Management for the fiscal year 2006, according to the scale to be filed with the Company, the global value to be submitted for approval by the General Meeting with INSS, FGTS, Healthcare Insurance, Private Pension Plan, healthcare and living allowance expenses being borne by the Company, as the case may be, there being no accumulation of values in the event of an accumulation of positions by the same person; **Item 6** – **Unanimously** approved pursuant to DD-273-0001 of December 12 2005, to be filed with the Company: the Operating, Capital Expenditures and Cash Flow Budget for the fiscal year 2006; **Item 7** – **Unanimously** ratified: the 8th amendment to the Articles of Association of Tractebel Energia Comercializadora Ltda, for: **i)** increasing the capital stock of the said corporation from R$ 2,200,000.00 (two million, two hundred thousand Reais) to R$ 4,200,000.00 (four million two hundred thousand Reais); and **ii)** increasing from R$ 5,000,000.00 (five million Reais) to R$ 20,000,000.00 (twenty million Reais) the limit of the liabilities which the directors of the said corporation may contract without prior authority, in writing, from Tractebel Energia S.A., and to execute within this limit, the electricity energy purchase contracts, the signing powers of the said Directors to comply with the Company's "Trading and Market Risk Management Policy"; **Item 8** – **Unanimously** approved for submission to the Extraordinary General Meeting – EGM: a proposal to amend the Company's Bylaws in order to align them to changes arising from BOVESPA's Novo Mercado listing rules and for amending the wording of subsection XV of Article 19 and paragraphs 2 and 3 of Article 30, the latter governing the mandatory raising of a semi-annual balance sheet by the Company and the powers of the Board of Directors to declare interim dividends based on the said semi-annual balance sheet; **Item 9** – **Unanimously** approved, pursuant to DD-267-0001 of October 7 2005: the Financing of the Reserve for Amortization balance as of December 31 2004, both matured and to mature portions, in the value of R$ 37,522,310.25 in favor of ELOS and PREVIG pension plans, the balance subject to an annual rate of interest of 6% up to the signing date of the contracts and restated according to the INPC; **Item 10** – **Unanimously** approved: the convening of the Extraordinary and Ordinary General Meetings to approve the materials which are incumbent upon it; and **Item 11** – **Unanimously** approved and ratified: the energy purchase contracts in the attached list, which shall be filed at the Company, signed by the Company and by the subsidiary, Tractebel Energia Comercializadora Ltda. *ad referendum* of the Board of Executive Officers and this Board of Directors. The floor being given to the Directors present and no point of order being raised, the Chairman proceeded to declare the meeting closed, requesting that I, José Moacir Schmidt, draft these minutes. The said minutes having been subsequently read and found correct were duly signed by the members of the Board of Directors present, including the Chairman, the Fiscal Councilor and by myself as Secretary. Rio de Janeiro RJ, March 14 2006.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Director

Jan Franciscus María Flachet
Director

Victor-Frank de Paula Rosa Paranhos
Director

Dirk Beeuwsaert
Director

Luiz Antônio Barbosa
Director

Carla Carvalho de Carvalho
Fiscal Councilor

José Moacir Schmidt
Secretary

CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4

MINUTES OF THE SEVENTIETH MEETING OF THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A.

On April 25 2006 at 2:00 p.m. at Rua Antonio Dib Mussi, 366 in the city of Florianópolis in the state of Santa Catarina, following regular convening procedures, a meeting of the Board of Directors of Tractebel Energia S.A. was held, the following Directors being present: Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Victor-Frank de Paula Rosa Paranhos, and Luiz Antônio Barbosa, representing the majority of the Board's members. The meeting was presided by the Chairman and director of the Board of Directors, Maurício Stolle Bähr, who proposed that I, José Moacir Schmidt, should act as secretary, the proposal being duly seconded by the other directors. Welcoming those present, the Chairman opened the discussion of the **Day's Agenda** as itemized in the convening notice **CA-002/2006**, of April 18 2006, as follows: **Item 1** – To approve the ITR document as at March 31 2006, with respect to the First Quarter of 2006; Item **2** – Election of a new member to compose the Strategic Committee; Item **3** – General Matters. Following discussion of the matters on the agenda, the Chairman put the items on the Day's Agenda to the vote, the Directors resolving as follows: **RESOLUTIONS:** **Item 1** – **unanimously** approved: the ITR document as at March 31 2006, with respect to the First Quarter 2006, the understanding of the Directors being that such documents adequately represent the numbers and the results of the Company for the period; **Item 2** – **unanimously** approved: **PIERRE CHAREYRE,** French citizen, married, bearer of passport number 02YI13703, issued by the government of France on September 25 2002, with place of work at Place du Trône 1 - B 1000, Brussels, Belgium, to hold the position as member of the Strategic Committee of the Company, to replace Nicolas Alain Marie Tissot, who resigned from the position. The Chairman of the Board took the opportunity to thank the dedication and competence of Nicolas Alain Marie Tissot during his period as a member of the Strategic Committee. The floor being given to the Directors present and no point of order being raised, the Chairman proceeded to declare the meeting closed, requesting that I, José Moacir Schmidt, draft these minutes. The said minutes having been subsequently read and found correct were duly signed by the members of the Board of Directors present, including the Chairman, and by myself as Secretary. Florianópolis SC, April 25 2006.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Director

Victor-Frank de Paula Rosa Paranhos
Director

Luiz Antônio Barbosa
Director

José Moacir Schmidt
Secretary

CNPJ 02.474.103/0001-19

MINUTES OF THE EIGHTEENTH EXTRAORDINARY GENERAL MEETING AND THE NINETH ORDINARY GENERAL MEETING OF TRACTEBEL ENERGIA S.A.

On April 26 2006 at 10:00 a.m. at the Company's registered offices at Rua Antônio Dib Mussi, 366, Centro, in the city of Florianópolis, capital of the state of Santa Catarina, a meeting of the shareholders of Tractebel Energia S.A. was held, the shareholders present representing more than 2/3 (two-thirds) of the capital stock with voting rights, in accordance with the registrations and signatures in the "Shareholders Presence Register", for the purpose of deliberating and approving the items on the Day's Agenda. Opening the meeting's proceedings, Maurício Stolle Bähr, Chairman of the Board of Directors, on whom, pursuant to Article 12 of the Company Bylaws, it is incumbent to act as presiding officer, proposed that José Moacir Schmidt as Secretary, this proposal being accepted. Opening the agenda, the Chairman welcomed shareholders present, Cláudio Henrique D. Reis, CRC/SC 024594/O-1, representative of TREVISAN Auditores Independentes, Manoel Arlindo Zaroni Torres, the Company's Chief Executive Officer, Manoel Eduardo Lima Lopes, member of the Fiscal Council and Jean Gandois, special invitee in his position as Vice Chairman of the Controlling Shareholder. The Chairman of the Board then notified those present that these minutes shall be drafted in the summarized form of the meeting's events, pursuant to Article 130, Paragraph 1, of Law 6,404/76, and that these Meetings were convened according to the mandatory requirements by a notice published in the newspapers Valor Econômico, Diário Oficial do Estado de Santa Catarina (the state of Santa Catarina Official Gazette) and Diário Catarinense, editions of April 11, 12 and 17 2006, requesting that I, José Moacir Schmidt, read as transcribed below: *"**EXTRAORDINARY AND ORDINARY GENERAL SHAREHOLDERS' MEETING CONVENING NOTICE** - Pursuant to the legal and statutory provisions, the shareholders of TRACTEBEL ENERGIA S.A. are hereby invited to attend the Extraordinary and Ordinary General Meetings to be held cumulatively on April 26 2006 at 10:00 a.m. at the Company's registered offices at Rua Antônio Dib Mussi, 366, Centro, in the city of Florianópolis, Capital of the state of Santa Catarina, with the following agenda: **1. EXTRAORDINARY GENERAL MEETING - 1.1** Alteration of the following provisions in the Company's Bylaws: a) Sole paragraph to Article 1; exclusion of section I of the sole paragraph to Article 13, with the renumbering of subsequent sections; caption sentence to Article 16 and its paragraphs with the inclusion of paragraph 4; caption sentence to Article 20; paragraph 2 of Article 21; sole paragraph of Article 29; caption sentence to Article 30; caption sentence to Article 32; exclusion of paragraph 2 of Article. 35, the existing paragraph 1 becoming the sole paragraph; caption sentence to Article 36 and its paragraphs; caption sentence to Article 37 and its paragraphs; caption sentence of Article 38; and the exclusion of Article 41, to adjust them to the changes arising from the Regulation for Bovespa's Novo Mercado; b) Section XV to Article 19 and paragraphs 2 and 3 to Article 30, to provide for the mandatory raising of the semi-annual balance sheet by the Company and the powers of the Board of Directors to declare interim dividends based on the same; and **1.2** General Matters. **2. ORDINARY GENERAL MEETING - 2.1** To receive*

the accounts of the management, to examine, discuss and vote the financial statements for the fiscal year ending December 31 2005; ***2.2*** *To approve the allocation of the net profit for the fiscal year and the distribution of dividends;* ***2.3*** *To approve the employee profit and results sharing for the fiscal year 2005;* ***2.4*** *To approve the overall compensation of the Management for the fiscal year 2006;* ***2.5*** *To elect members of the Board of Directors and their respective alternates;* ***2.6*** *To elect the members of the Fiscal Council and their respective alternates; and* ***2.7*** *General Matters. Pursuant to Article 135, paragraph 3, of Law 6.404/1976, we wish to inform that the proposal to amend the corporate Bylaws is available to shareholders at the corporate head offices and at the Company's Internet address (www.tractebelenergia.com.br). Pursuant to the current legislation and Article 13 of the Bylaws, the shareholders must substantiate their condition as shareholders at least 72 (seventy-two) hours prior to the Meetings, through the delivery of documents substantiating entitlement to the shares of Tractebel Energia S.A., these documents to be delivered to the Company's head office during business hours. Florianópolis, April 11 2006. Maurício Stolle Bähr - Chairman of the Board of Directors".* Continuing the meeting's proceedings, the President opened the discussion on the **first item of the Day's Agenda for the Eighteenth Extraordinary General Meeting:** 1.1 Alteration of the following provisions in the Company's Bylaws: a) Sole paragraph to Article 1; exclusion of section I of the sole paragraph to Article 13, with the renumbering of subsequent sections; caption sentence to Article 16 and its paragraphs with the inclusion of paragraph 4; caption sentence to Article 20; paragraph 2 of Article 21; sole paragraph of Article 29; caption sentence to Article 30; caption sentence to Article 32; exclusion of paragraph 2 of Article. 35, the existing paragraph 1 becoming the sole paragraph; caption sentence to Article 36 and its paragraphs; caption sentence to Article 37 and its paragraphs; caption sentence of Article 38; and the exclusion of Article 41, to adjust them to the changes arising from the Regulation for Bovespa's Novo Mercado; b) Section XV to Article 19 and paragraphs 2 and 3 to Article 30, to provide for the mandatory raising of the semi-annual balance sheet by the Company and the powers of the Board of Directors to declare interim dividends based on the same – Put to the vote, the proposal to amend the said provisions of the Company Bylaws **was unanimously approved. In the light of these amendments, the Company's Bylaws were duly consolidated with the following wording: "*CHAPTER I – Denomination, Organization, Head Offices, Duration and Object - Art. 1st*** *- TRACTEBEL ENERGIA S.A. is a corporation ruled by the present Bylaws, Law No. 6.404, of December 12, 1976 ("Brazilian Corporation Law") and other applicable Laws and Regulations.* ***Sole Paragraph – The Company, its shareholders, management and members of the Fiscal Council are subject to the provisions for the Listing Regulations for the Novo Mercado of the São Paulo Stock Exchange – BOVESPA ("Novo Mercado"). Art. 2nd*** *–The Company has Head Offices in the city of Florianópolis, Santa Catarina, at Rua Antônio Dib Mussi, 366, Centro, being able to set up branches, subsidiaries, agencies and offices in the Country and abroad.* ***Art. 3rd*** *– The Company has no set duration period.* ***Art. 4th*** *– The Company has as social objective:* ***I*** *– to carry out studies, projects, construction and operation of electric power plants, as well as performing commercial initiatives linked to such activities;* ***II*** *– take part in researches in the energy sector, in connection with the generation and distribution of electric energy, as well as studies for the use of reservoirs for multiple purposes;* ***III*** *– contribute to the qualification of technical staff required in the electric energy sector, as well as preparing qualified workmen, through expert resources;* ***IV*** *– take part in organizations dedicated to the operational*

*coordination of interconnected electrical systems; **V** – take part in technical, scientific and corporate associations or organizations within regional, national or international scope of interest for the electric sector; **VI** – collaborate for the preservation of the environment in the performance of its activities; **VII** – collaborate in programs in connection with promotion and incentive to the national industry of materials and equipment designed for the electric energy sector, as well as its technical norm setting, standardization and quality control; and **VIII** – take part, as partner, stockholder or shareholder, in other companies in the energy sector. **CHAPTER II – Equity Capital and Shares - Art. 5th** Company equity capital subscribed is R$ 2,445,766,091.90 (two billion, four hundred and forty five million, seven hundred and sixty six thousand, ninety one Reals and ninety cents) divided into 652,742,192 (six hundred and fifty two million, seven hundred and forty two thousand, one hundred and ninety two) shares, all ordinary, personal and without face value. §1st - Shares issued by the Company may be kept in deposit accounts in the name of their respective holders, under the deed regime, without the issue of certificates, in financial institution appointed by the Board of Directors. §2nd - Always when shares ownership is transferred, the depositary financial institution may charge the seller the cost for the transfer, within the limits established by the Securities and Exchange Commission of Brazil – CVM. **§ 3rd** – The Company may not issue preferred shares or beneficiary parts. **Art. 6th** - The Company will be able to issue simple debentures or convertible into shares. **Art. 7th** – The increases in Company equity shall be carried out by means of public or private subscription of shares, through conversion of debentures or incorporation of reserves, capitalizing resources through the modalities legally accepted, and the paying in of shares shall comply with the norms and conditions established by the Board of Directors. **Sole paragraph** – Shareholders not carrying out the payment in accordance with the norms and conditions in the present article, shall be deemed in default, in the terms of the law, and liable to monetary update, 12% interest (twelve percent) per year and fine of 10% (ten percent) over the amount due. **Art. 8th** – The Company is authorized to, through deliberation by the Board of Directors, independent from the tax reform, increase its equity up to R$ 5,000,000,000.00 (five billion Reals). **§ 1st** - Additionally to the other conditions ruling the issue of new shares, it will be up to the Board of Directors to establish the price of issue and deadline for the payment of shares purchased. **§ 2nd** – The Board of Directors may approve the issue of new shares without giving the right of preference to previous shareholders if this is carried out through sales in the stock exchange, public subscription, or exchange for shares in control acquisition public offering. **Art. 9th** – The Company may issue shares in units or lots. Stock splits or inplits shall be carried out upon request by the shareholder who will be liable for all expenses inherent. **Sole paragraph** – The services of conversion, transfer and split of shares may be transitorily suspended, observing the norms and limitations established in current legislation. **CHAPTER III – General Meetings - Art. 10th** - Regular General Meetings shall take place within the first four (4) months subsequent to the end of the trade year, in a date and hour previously established, for: **I** – submittal of management financial statements, examination and discussion of financial reports; **II** – deliberation on the destination of the trade year's Net Profit and distribution of dividends; and **III** – election of the Tax Board members and, when required, the members of the Board of Directors. **Art. 11th** - Special General Meetings shall be held whenever required observing all applicable legislation and Bylaws. **Art. 12th** – The panel that will guide the proceedings at the General Meetings shall be composed by the Chairman of the Board of Directors or, in his absence or unavailability, by whom the shareholders may*

chose, and a secretary elected among the present. ***Art. 13th*** *– The Notice of Meeting may condition shareholders presence at the General Meeting to the fulfillment of applicable legal requirements, with the submittal of shareholder status legal proof, such submittal may be required to be carried out seventy (72) hours before the Meeting's scheduled date.* ***Sole Paragraph*** *– Besides the matters within the scope of its competence foreseen in the law and the present Bylaws, it will the General Special Meeting attribution to approve:* ***I*** *– the delisting from the Novo Mercado;* ***II*** *– the choice of the institution or specialized company responsible for determining the economic value of the Company for the purposes of the public offering of shares in Chapters XI and XII of these Bylaws, from among the Companies nominated by the Board of Directors; and III – plans to grant stock options to management and employees of the Company and of other corporations that may be controlled directly or indirectly by the Company, without preemptive rights of the shareholders.* ***CHAPTER IV - Management - Art. 14th*** *– The Company shall be managed by a Board of Directors and a Management Board.* ***Art. 15th*** *- The General Meeting shall establish the remuneration of both Boards members. If this remuneration is established as a global amount, the Board of Directors shall decide on the division among the members of both boards.* ***CHAPTER V – The Board of Directors - Art. 16th*** *The Board of Directors shall be made up of at least 5 (five) and no more than 9 (nine) effective members and an equal number of alternates, being, among the effective members, one Chairman of the Board and other a Vice Chairman, chosen by the shareholders pursuant to the law, with a 2 (two) year term of office, reelection being permitted. § 1st– One of the members of the Board of Directors, and his/her respective alternate, shall be elected by the employees through a direct vote to be organized by the Company, the name to be ratified by the shareholders at the General Meeting. § 2nd - Should a vacancy on the Board of Directors occur, the substitute shall be the respective effective member's alternate. In the event of the vacancy occurring for the effective member and his/her alternate, the substitute shall be nominated by the remaining Directors and shall hold office until the next General Shareholders' Meeting. Should vacancies occur for the majority of positions, a General Shareholders' Meeting shall be convened for the purpose of holding a new election. § 3rd – The members of the Board of Directors and their respective alternates, shall be invested in the respective positions against the signature of their respective terms of investiture, drafted to the minutes register of the Board of Directors, as well as the Instrument of Agreement pursuant to the Listing Regulations of the Novo Mercado. § 4th Pursuant to the Listing Regulations of the Novo Mercado, at least 20% (twenty per cent) of the members of the Board of Directors, and their respective alternates, must be independent directors. The qualification as independent directors must be declared in the minutes of the General Shareholders Meeting, which elected them.* ***Art. 17th*** *– The Board of Directors shall meet, regularly, quarterly and when required in special meetings, summoned in accordance with the established in the present Bylaws.* ***Art. 18th*** *– The meetings of the Board of Directors shall be summoned by its Chairman or members representing at least one third (1/3) of its members, summoning not being required when all members are present. The Board of Directors will deliberate through majority of votes, being up to its Chairman, in case of draw, to give the casting vote.* ***Art. 19th*** *– The Board of Directors shall have the following attributions:* ***I*** *– establish the general focus of Company business;* ***II*** *– elect and dismiss Managers and establish their respective attributions, observing the established in the present Bylaws;* ***III*** *– monitor Management administration;* ***IV*** *– establish limits and scope for company representation by procurators;* ***V*** *– summon the General Meetings;* ***VI*** *– evaluate*

Management Report and Financial Report; ***VII*** *– approve the Company's global annual budget;* ***VIII*** *– approve contracts and obligations worth over R$ 20,000,000.00 (twenty million Reals);* ***IX*** *– propose to the General Meeting the issue of debentures which conditions are not within the scope of its original competence;* ***X*** *– deliberate on the issue of debentures simple, non-convertible into shares without real guarantee, and on conditions lawfully delegated to it by the General Meeting;* ***XI*** *– approve the concession of surety or guarantee to third parties;* ***XII*** *– approve the conveyance or indebtment of Company fixed assets worth over R$ 20,000,000.00 (twenty million Reals);* ***XIII*** *– deliberate on the acquisition and conveyance of shares issued by the Company establishing their prices and conditions;* ***XIV*** *– deliberate on the issue of new shares, their prices, and other issue conditions, observing the established in the present Bylaws;* ***XV*** *– in the cases provided for in these Bylaws, to declare periodic dividends for account of profits verified in the semi-annual financial statements, or for lesser periods, for the account of retained profits or profit reserves, as well as the credit or payout of interest on shareholders' equity;* ***XVI*** *– deliberate on the issue of commercial papers, as well as the issue of subscription bonuses;* ***XVII*** *– establish triple list of expert companies for the establishment economic evaluation of the Company for purposes of public offerings as foreseen in Chapters XI and XII of the present Bylaws;* ***XVIII*** *– chose and dismiss independent auditors;* ***XIX*** *– approve the Company's Internal Regulations; and* ***XX*** *– deliberate on the cases not dealt with in the Bylaws.* ***Art. 20th*** *– On the occasion of his/her absences or incapacity, the Chairman of the Board shall be substituted by his/her alternate and, in the absence of the latter, by the Vice Chairman.* ***CHAPTER VI – Management Board - Art. 21st*** *– The Management Board shall include seven (7) members elected by the Board of Directors, serving three (3) year mandates, and eligible for reelection.* ***§ 1st*** *– The attributions and powers of the Management Board members shall be established by the Board of Directors, which shall, obligatorily, appoint a President and an Investor Relations Managing Director.* ***§ 2nd*** *– The members of the Board of Executive Officers shall be invested in their respective positions against the signature of the respective term of investiture, drafted to the minutes register of the Board of Executive Officers as well as the Instrument of Agreement of the Management pursuant to the Regulations for a listing on the Novo Mercado.* ***Art. 22nd*** *– The Board shall meet, regularly, at least once a month, and when required in special meetings, summoned in accordance with the established in the present Bylaws.* ***Art. 23rd*** *– The meetings of the Management Board are summoned by the President Director or two (2) Managing Directors, not requiring summoning when all its members are present. The Board of Directors will deliberate through majority of votes, being up to its Chairman, in case of draw, to give the casting vote.* ***Art. 24 th*** *– The attributions of the Management Board include the general management and representation of the Company, observing the present Bylaws and guidelines and attributions established by the Board of Directors.* ***§ 1st*** *- In the exercise of its attributions, it is up to the Management Board:* ***I*** *– to elaborate the financial reports and the management report, when required;* ***II*** *– elaborate the Company Internal Regulations and submit it to the approval of the Board of Directors;* ***III*** *– elaborate the Company's annual budget, and IV – to approve any revision of the approved annual budget, observing the global figures approved by the Board of Director.* ***§ 2nd*** *– The attributions of the President Director include:* ***I*** *– Preside the Board Meetings;* ***II*** *– coordinate and guide the activities of all other managing directors, in their respective areas of competence;* ***III*** *– allocate special activities and tasks to any of the managing directors, independent from their respective regular attributions; and* ***IV*** *– oversee the enforcement of*

the decisions by the Board of Directors and the Management Board. ***Art. 25th*** *– In the case of temporary unavailability, license or vacation of any Director, the Board will appoint a Director to accumulate his functions.* ***Art. 26th*** *– In the case of vacancy, the Management Board shall appoint a Managing Director to accumulate the functions of the seat vacant for the reminder of the term, until the meeting of the Board of Directors, when the vacancy shall be filled.* ***Art. 27th*** *– The Company shall be obligated through the signature of two Directors, observing the however the dispositions in §§ as follows.* ***§ 1st*** *– The Directors may appoint procurers to represent the Company, acting always jointly with a director or another procurer sufficiently empowered or, acting alone.* ***§ 2nd*** *- Company proxies shall be conceded by two (2) Directors and shall specify the powers authorized and the duration of the proxies, except for the power of attorney in lawsuits and administrative disputes, which may have undetermined duration.* ***CHAPTER VII – Strategic Committee - Art. 28th*** *– The Company shall have a strategic committee, which will act as a counseling body for the management, offering advice and opinions to the Board of Directors and management Board when required. The Strategic Committee shall include up to seven (7) members, shareholders or not, residing in the Country or not, that may be administrators, elected by the Board of Directors, which will establish their remuneration, and working within the Internal Regulations of the Company.* ***CHAPTER VIII – Tax Board - Art. 29th*** *– The Tax Board will not be permanent but summoned upon shareholders request, in accordance with the law, and shall include 3 (three) to 5 (five) permanent members and equal number of alternate members, with a mandate of 1 (one) year, and re-electable. The general meeting electing the Tax Board shall establish their respective remuneration, observing the legal minimum.* ***Sole Paragraph*** *– The members of Fiscal Council shall be invested in their respective positions against the signature of the term of investiture, drafted to the minutes register of the meetings of the Fiscal Council as well as the Instrument of Agreement of the Members of the Fiscal Council pursuant to the Listing Regulations for the Novo Mercado.* ***CHAPTER IX – Trade Year and Financial Statements - Art. 30th*** *– The fiscal year shall end on December 31 of each year and, with respect to the financial statements, shall comply with the Listing Regulations of the Novo Mercado and the applicable legal provisions.* ***§1st*** *- In each business year shall be compulsory the distribution of a dividend not below 30% (thirty percent) of the net profit, adjusted in the terms of the law, and the destination of the year's whole result shall be submitted to the General Meeting for deliberation.* ***§ 2nd*** *– The Company shall raise a semi-annual balance sheet, being incumbent on the Board of Directors to declare periodic dividends on the basis of such financial statements* ***§ 3rd*** *– The Company may raise a balance sheet and distribute periodic dividends as long as the dividends paid in each semester of the fiscal year do not exceed the amount in the capital reserves pursuant to paragraph 1, article 182 of Law 6,404 of December 15 1976.* ***§ 4th*** *- The Board of Directors may declare intermediary dividends, in the account of accumulated profits or reserves of existing profits in the last annual or semestral report.* ***§ 5th*** *- The Company, upon deliberation by the Board of Directors, may credit or pay the shareholders remuneration interest over equity, observing applicable legislation. The amounts paid or credited by the Company as interest over equity capital shall be inputted, within the terms of applicable legislation, to the value of compulsory dividends.* ***Art. 31st*** *– It is void, after three (3) years any claim for dividends not timely claimed, which shall revert to the benefit of the Company.* ***CHAPTER X – Control alienation - Art. 32nd*** *– The sale of the Company's control to third parties, whether through a single operation or through successive operations,*

may only be contracted on the condition, suspensive or resolutory, that the acquiring third party undertakes to effect a public offering for the acquisition of the remaining shares from the other shareholders of the Company, thereby assuring them equal treatment to that enjoyed by the divesting controlling shareholder, and otherwise complying with the conditions and terms pursuant to the prevailing legislation and the Listing Regulations of the Novo Mercado. ***Sole Paragraph*** *– The public offering mentioned in the caput of this article shall be required, still, upon onerous cession of rights of subscription of shares and other securities or rights to securities convertible into shares that may result in the alienation of Company control, and, in case of alienation of the society with the power to control the Company, being that in this case the alienating controlling shareholder shall have the obligation to declare to the São Paulo Stock Exchange – Bovespa the value attributed to the Company in that alienation and annex documentation proving such value.* ***Art. 33rd*** *– The public offering in the caput of article 32 shall also apply in case the control acquirer being already a Company shareholder, and come to acquire shareholding control by means of private purchase contract involving any quantity of shares signed with the controlling shareholder. In this case the acquirer shall reimburse the shareholders from whom it has purchased shares in stock exchange within the 6 (six) months before the date of the alienation of shareholding control, to whom it shall pay the difference between the price paid to the alienating controlling shareholder and the value paid at the stock exchange, for Company shares in that period, duly updated.* ***Art. 34th*** *– The Company shall not register any transfer of shares: I – to the shareholder(s) that come to hold the controlling power before the shareholder(s) subscribing the Controllers Term of Agreement with the Regulation of the New Market, as well as the Term of Agreement with the Regulation of the Market Arbitration Board; II – to the name of the shareholder who becomes holder of 5% or more of the shares representative of the Company capital before that shareholder subscribing the Term of Agreement with the Regulation of the Market Arbitration Board, not applicable when the shareholder acquires such shareholding position through participation through public distribution process or negotiation at the stock exchange.* ***Sole Paragraph*** *– Likewise, no Shareholders Agreement on the controlling power may be registered at the Company head offices without the parties having subscribed the Agreement Terms mentioned in item I.* ***CHAPTER XI – Cancellation of Public Company Register - Art. 35th*** *– Without prejudice to the regulation and legal dispositions, canceling the register of the Company as a public company at the Securities and Exchange Commission of Brazil – CVM shall be preceded by public offering for the acquisition of shares, which shall have as price, at least, obligatorily, the value of the Company and its shares established in evaluation report by expert company, using the economic value of the shares as evaluation criteria, through acknowledged methodology or based on other criteria as established by the Securities and Exchange Commission of Brazil – CVM. The choice of the expert company shall take place within the terms of article 37 of the present Bylaws.* ***Sole Paragraph*** *- In compliance with the remaining terms of the Listing Regulations of the Novo Mercado, these Bylaws, and the prevailing legislation, the public offering for delisting may also allow for the exchange of securities issued by other open capital companies, to be accepted at the discretion of the offered party.* ***Art. 36th*** *– When the market is informed of the decision to proceed with the open capital company's delisting, the offerer must disclose the maximum value per share or lot of a thousand shares on which the price of the public offering shall be fixed. § 1st – The public offering shall be contingent on the value established in the appraisal report, pursuant to*

article 35 not exceeding the value disclosed by the offerer pursuant to the caption sentence of this article. § 2nd - Should the value of the shares set in the appraisal report exceed the value disclosed by the offerer, the decision to proceed with the delisting of the open capital company shall be revoked, except where the offerer expressly agrees to make a public offering according to the value established in the appraisal report, the offerer being required to disclose the adopted decision to the market. ***Art. 37 th*** *– The appraisal report must be prepared by an institution or specialized company of notorious experience, and independence with respect to the powers of decision of the Company, its management and/or controlling shareholder, as well as fulfilling all other legal requirements. § 1st – The choice of the institution or specialized company is the exclusive responsibility of the general shareholders' meeting, based on the Board of Directors' three candidate-list, the respective approval, excluding blank votes, being taken by a majority the free float represented at the general shareholders' meeting, which if installed upon the first calling, should have a quorum of shareholders' representing at least 20% (twenty percent) of the total free float or if installed on the second calling, a quorum of any number of shareholders representing the free float. § 2and – The costs incurred in the preparation of the appraisal report shall be borne by the offerer.* ***CHAPTER XII – Withdrawal from the New Market - Art. 38 th*** *– Should the Company's Extraordinary General Shareholders' Meeting approve the Company's delisting from the Novo Mercado in order that the securities issued by it be registered for trading outside the Novo Mercado, or should the Company's delisting from the Novo Mercado occur due to a corporate reorganization, in which the Company arising from this corporate reorganization is not accepted for trading on the Novo Mercado, the shareholder, or group of shareholders that exercise control of the Company, must effect a public offering for the acquisition of shares pertaining to the remaining shareholders, according to the economic value of the shares as calculated in the appraisal report and in compliance with the prevailing legal rules and regulations.* ***Sole Paragraph*** *– The public offering foreseen in this article shall observe, where applicable, the disposed in articles 35, 36 and 37 above.* ***CHAPTER XIII – Arbitration - Art. 39 th*** *– The Company, its shareholders, administrators and members of the Tax Board are obliged to solve, through arbitration, all and any dispute or controversy that may arise among them, regarding or from, in particular, the application, validity, enforcement, violation and interpretation of the dispositions in the Brazilian Corporation Law, the Company Bylaws, the norms published by the National Monetary Council, the Central Bank of Brazil and the Stock Exchange Commission, as well as all other norms applicable to the stock market in general, besides those in the New Market Listing Regulation and the Arbitration Regulation and the New Market Participation Contract.* ***CHAPTER XIV - General Dispositions - Art. 40 th*** *- The participation in the profits or results, not linked to remuneration, may be paid to employees, after the ruling of the Regular General Meeting, according to applicable legislation. "*. Without any other manifestation, **the Chairman closed the 18th Extraordinary Shareholders Meeting.** Following the works, the Chairman put into discussion the first item from the Agenda of the Ordinary Shareholders Meeting. Before this, the Chairman informed that the Announcement to Shareholders according to the Article 133 of Law 6,404/76 was issued at the following Newspapers: Diário Catarinense and Valor Econômico, editions from March 21st, 22nd and 23rd, 2006 and in the Diário Oficial do Estado de Santa Catarina, editions from March 21st, 22nd and 24th, 2006 and that the Manager Report and Financial Statements, with Independent Auditors opinion, were issued at the following Newspapers: Diário Catarinense, Diário Oficial do Estado de

Santa Catarina and Valor Econômico, editions from March 28th, 2006, with which were fulfilled the formalities to hold this Meeting. Following the works, the Chairman put into discussion **the first item from the Agenda of the NINETH ORDINARY SHAREHOLDERS MEETING:** 2.1 To receive the accounts of the management, to examine, discuss and vote the financial statements for the fiscal year ending December 31 2005 – As the Annual Report, the Financial Statements, the Independent Auditors opinion and the Fiscal Council opinion are already known by the present, it was proposed and approved the reading dispensation of such documents. After the pertinent discussion over the subject, the Financial Statements related to the fiscal year ended on December 31st, 2005, as well as the Manager's accounts related to the same fiscal year were put on vote, **being approved by unanimity;** The Chairman, carrying on the meeting, informed **the following item of Agenda:** 2.2 To approve the allocation of the net profit for the fiscal year and the distribution of dividends – The allocation of the Net Income for the Fiscal Year and the distribution of dividends according to the Financial Statements approved in the preceding item, were approved in the following amounts: **a)** Legal Reserve – R$ 46,004,790.58; and **b)** Distribution of Dividends and Interest on Shareholders' Equity – R$ 874,091,021.07, made up as follows: **(i)** Interest on Shareholders' Equity, net of federal Withholding Tax at Source (IRRF), credited during the fiscal year 2005 (63rd MBD of May 12 2005; 66th MBD of October 19th 2005; and the 68th MBD of December 15 2005) - R$ 232,131,851.24; **(ii)** Interim Dividends - R$ 141,000,000.00 (66th MBD of October 19 2005); **(iii)** Complementary Dividends - R$ 461,391,021.07, corresponding to R$ 0.706850 per common share; and **(iv)** Withholding Tax at Source on Interest on Shareholders' Equity, credited in 2005 – R$ 39,568,148.76. Put to the vote, the matter was **unanimously approved**; the President turned to the discussion **of following item on the Day's Agenda:** 2.3 To approve the employee profit and results sharing for the fiscal year 2005 - The amount of up to R$ 11,000,000.00 (eleven million Reais) was proposed for payment, on dates to be set by the Board of Executive Officers, pursuant to the criteria of the Company's Compensation System and Collective Labor Agreement, of the Participation of the employees in Profits or Results - PLR – relative to the fiscal year 2005, of which R$ 10,200,000.00 (ten million, two hundred thousand Reais) are already recognized in the Financial Statements for the Fiscal Year 2005, the difference, corresponding to a total of up to R$ 800,000.00 (eight hundred thousand Reais), to be recognized in the Financial Statements for the Fiscal Year 2006. Put to the vote, the matter was **approved by a majority,** with two abstentions and a declaration of opposing votes, which shall be filed with the Company; the President then turned to discuss the **next item on the Day's Agenda:** 2.4 To approve the overall compensation of the Management for the fiscal year 2006 - The amount of R$ 12,000,000.00 (twelve million Reais) was proposed as the annual compensation of the members of Management elected by the General Meeting and by the Board of Directors, the distribution of which shall be based on criteria and values set by the Board of Directors, additionally, as the case may be, it being incumbent on the Company to bear the cost of INSS, FGTS, Healthcare Insurance, Private Pension Plan, medical care and living allowance expenses. Being put to the vote, the matter was **approved unanimously,** with two abstentions; 2.5 To elect members of the Board of Directors and their respective alternates - Following a discussion on the matter, the following Directors were elected to the Board of Directors for a 2 (two) year term of office, that is to April 25 2008: i) as representatives of the employees, Messrs. **LUIZ ANTÔNIO BARBOSA**, Brazilian, married, retired, bearer of identity document number 427150-5-SSP/SC, enrolled

in the Brazilian taxpayers' register (CPF/MF) under number 343.757.249-00, resident and domiciled in the city of Tubarão, state of Santa Catarina, at Rua Prudente de Morais, 370, incumbent director, and **ANGELO RABELO DA SILVA,** Brazilian, separated, electrical technician, bearer of identity document number 588.881-SSP/SC, enrolled in the Brazilian taxpayers' register (CPF) under number 343.308.369-04, resident and domiciled in the city of Tubarão, state of Santa Catarina, with place of work at Av. Paulo Santos Mello, s/n, CEP 88745-000, Capivari de Baixo, state of Santa Catarina, alternate director, 2nd representative nominated by the Company's employees and elected by them held on April 6 2004, **these appointments being unanimously ratified**; **ii)** as the representative of the controlling shareholder, Suez Energy South America Participações Ltda, Messrs **MAURÍCIO STOLLE BÄHR**, Brazilian, married, engineer, bearer of identity document number 3794361-IFP/RJ, enrolled in the Brazilian taxpayers' register (CPF/MF) under number 748.528.847-49, resident and domiciled in the city and state of Rio de Janeiro, with place of work at Av. Almirante Barroso, 52, room 1401 (part), Centro, Rio de Janeiro, state of Rio de Janeiro, CEP 20031-000, incumbent director, and **PATRICK CHARLES CLEMENT OBYN,** Belgian, single, lawyer, enrolled in the foreign residents register under o V305.322-H, and enrolled in the Brazilian taxpayers' register (CPF/MF) under number 009.113.629-67, resident and domiciled in the city of Florianópolis, state of Santa Catarina, with place of work at Rua Esteves Júnior, 50, 9th floor, Centro, Florianópolis, state of Santa Catarina, alternative director; **JAN FRANCISCUS MARÍA FLACHET**, Belgian, married, mechanical electrical engineer, bearer of foreign resident's identity card (RNE) enrolled under V-385690-E (according to Delemaf/SC process number 08495.000453/2004-65), enrolled in the Brazilian taxpayers' register (CPF/MF) under o nº 059.308.257-50, resident in the city of Florianópolis, state of Santa Catarina, with place of work at Rua Esteves Júnior, 50, 9th floor, Centro, Florianópolis, state of Santa Catarina, CEP 88015-130, authorized according to the order of the General Coordination for Immigration of the Ministry of Labor and Employment, published in the Federal Government Official Gazette, number 16 of January 24 2005, Section 1, page 106, incumbent director, and **LUIZ EDUARDO VIANA**, Brazilian, married, economist, bearer of identity document number 05461436-7 IPF, issued on July 19 2004, enrolled in the Brazilian taxpayers' register (CPF) under number 465.817.407-30, resident and domiciled in the city and state of Rio de Janeiro, with place of work at Av. Almirante Barroso, 52, 14th floor, room 1401, Centro, CEP 20031-000, alternate director; **MANOEL ARLINDO ZARONI TORRES**, Brazilian, married, engineer, bearer of identity document number M428567-SSP/MG, enrolled in the Brazilian taxpayers' register (CPF/MF) under number 115.116.056-34, resident and domiciled in the city of Florianópolis, state of Santa Catarina, with place of work at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, state of Santa Catarina, CEP 88015-110, incumbent director, and **ALEX KEISSER**, French citizen, married, engineer, bearer of passport number 04RE76731, issued by the government of France, resident and domiciled in the city of Santiago, capital of Chile, with place of work at Av. Apoquindo, 3721, Lãs Condes, city of Santiago, capital of Chile, alternate director; **VICTOR-FRANK DE PAULA ROSA PARANHOS**, Brazilian, married, engineer and actuary, bearer of professional identity document number IBA 643-RJ, enrolled in the Brazilian taxpayers' register (CPF/MF) under number 098.414.907-49, resident and domiciled in the city and state of Rio de Janeiro, with place of work at Av. Almirante Barroso, 52, room 1401 (part), Centro, Rio de Janeiro, state of Rio de Janeiro, CEP 20031-000, incumbent director, and **MANOEL FRANÇOIS COLCOMBET**, French citizen,

married, industrial engineer, bearer of passport number 04AE68520, issued by the government of France on March 18 2004, resident and domiciled in the city of Buenos Aires, capital of Argentina, with place of work at Av. Talcahuano 833 – 3° C, C1013AAQ, in the city of Buenos Aires, Argentina, alternate director; **DIRK BEEUWSAERT**, Belgian citizen, married, engineer, bearer of passport number EC128771, issued by the government of Belgium, resident and domiciled in Merelbeke, Belgium, with place of work at Place due Trône, 1 - B 1000, Brussels Belgium, incumbent director, and **GIL DE METHODIO MARANHÃO NETO,** Brazilian, married, civil engineer, bearer of identity document number 05312313-9 IPF, issued on September 15 1995, enrolled in the Brazilian taxpayers' register (CPF) under number 734.574.937-15, resident and domiciled in the city and state of Rio de Janeiro, with place of work at Av. Almirante Barroso, 52, room 1401 (part), Centro, Rio de Janeiro, state of Rio de Janeiro, CEP 20031-000, alternate director; and **PIERRE MICHEL PHILIPPE CHAREYRE,** French citizen, married, lawyer and business administrator, bearer of passport number 02YI13703, issued by the government of France on September 25 2002, resident and domiciled at 16 Rue de Livourne, B-1050, Brussels, Belgium, with place of work at Place du Trône 1 - B 1000, Brussels, Belgium, incumbent director, and **JOSÉ CARLOS CAUDURO MINUZZO,** Brazilian, married, engineer, bearer of identity document number 1001904232 SSP/RS, enrolled in the Brazilian taxpayers' register (CPF) under number 199.412.420-20, resident and domiciled in this city of Florianópolis, state of Santa Catarina, with place of work at Rua Antonio Dib Mussi, 366, Centro, Florianópolis, state of Santa Catarina, CEP 88015-110, alternate director; **iii)** as independent directors, nominated by minority shareholders, Banco Clássico and the Funds represented by Dynamo Administração de Recursos Ltda., Messrs. **JOSÉ PAIS RANGEL,** Brazilian, married, lawyer, bearer of identity document number 340.205-0 IPF, enrolled in the Brazilian taxpayers' register (CPF) under number 239.775.667-68, resident and domiciled the city of Niterói, state of Rio de Janeiro, with place of work at Av. Presidente Vargas, 463, 13th floor, in the city and state of Rio de Janeiro, incumbent director, and **ALTAIR MOREIRA DE SOUZA**, Brazilian, married, banker, bearer of identity document number 2.400.127 SSP/SP, enrolled in the Brazilian taxpayers' register (CPF) under number 027.850.998-34, resident and domiciled in the city and state of São Paulo, with place of work at Rua João Brícola, 67, in the city and state of São Paulo, alternate director; and **ANTONIO ALBERTO GOUVÊA VIEIRA,** Brazilian, married, lawyer, bearer of professional identity document 34088-OAB/RJ, enrolled in the Brazilian taxpayers' register (CPF) under 338.907.227-68, resident and domiciled in the city and state of Rio de Janeiro, with place of work at Av. Rio Branco, 85, 17th floor, Centro, in the city and state of Rio de Janeiro, incumbent director, and **LUIZ LEONARDO CANTIDIANO,** Brazilian, married, lawyer, bearer of professional identity document number 20.282-OAB/RJ, enrolled in the Brazilian taxpayers' register (CPF) under number 312.769.037-15, resident and domiciled in the city and state of Rio de Janeiro, with place of work at Av. Almirante Barroso, 52, 5th floor, Centro, in the city and state of Rio de Janeiro, alternate director. The elected directors shall take office within the period pursuant to Paragraph 1 Article 149 of Law 6,404/76, after signing their respective Terms of Office. Pursuant to Paragraph 4 of Article 16 of the Company's Bylaws and Item 4.3.3 of BOVESPA's Novo Mercado Listing Regulations, the elected independent directors and their respective alternates declare that: i) they have no relationship with the Company other than a participation in the capital stock of the said Company; ii) they are not the Controlling Shareholder, or the spouse thereof or family

relation twice removed or closer thereof, not having been, related to the corporation or entity related to the Controlling Shareholder over the past three years; iii) they have not been an employee or director of the Company, or the Controlling Shareholder or a corporation controlled by the Company over the past three years; iv) they are not a supplier or purchaser, directly or indirectly, of services and/or products of the Company, to the extent that this would imply a loss of independence; v) they are not an employee or part of management of a corporation or entity that is offering or demanding services and/or products to/from the Company; vi) they are not the spouse or relation twice removed or closer of any member of management of the Company; vii) they receive no other compensation from the Company other than that as a Director together with income in cash arising from a participation in the Company's capital stock. The Controlling Shareholder, Suez Energy South America Participações Ltda, through its legal representative, the presiding officer of the meeting, has declared to the shareholders that he has been notified by the elected directors that they are able, without qualification, to sign the declaration instrument pursuant to Paragraph 4, Article 147 of Law 6,404/76 and Article 2 of CVM Instruction 367/2002, and that they undertake to present the said declaration instruments on the occasion of the signing of the Terms of Office, to take place within 30 (thirty) days from this date under the terms of Article 149, Paragraph 1 of Law 6,404/76, résumés having been received from all the elected Directors, these documents to be filed with the registered offices of the Company. The Director, Maurício Stolle Bähr was elected to the position as Chairman of the Board of Directors and to the position of Vice Chairman, the Director, Jan Franciscus María Flachet; the President then turned to the **following item of the Day's Agenda:** 2.6 To elect the members of the Fiscal Council and their respective alternates – After discussion of the matter, it was proceeded the installation of Fiscal Council, with mandate till Shareholders Ordinary Meeting of 2007, being elected: Mr. **MANOEL EDUARDO LIMA LOPES**, Brazilian, married, accountant, ID No. 1767127–IFP/RJ, inscribed at CPF under No. 046.227.237-00, with address at Av. Oswaldo Cruz, 81/201, Flamengo, Rio de Janeiro/RJ, CEP 22250-060, title counselor, and Mr. **AILTON PINTO SIQUEIRA**, Brazilian, married, banker, ratified by BACEN according to the correspondence DERJA/REORF-98/222-2, of April 17th, 1998, whose copy remains filed at Company, ID No. 01160700-9 – IFP/RJ, inscribed at CPF under No. 006.936.346-34, with address at Rua Senador Vergueiro, 157/604, Flamengo, Rio de Janeiro/RJ, CEP 22230-00, substitute counselor, indicated by shareholder Banco Clássico S.A., in the quality of minority shareholder with right to vote; Mr. **NEWTON DE LIMA AZEVEDO JÚNIOR**, Brazilian, married, engineer, ID No. 3.993.530-SSP/SP, inscribed at CPF/MF under No. 610.185.388-87, resident and dwelled in the City and State of São Paulo, with office at Av. 9 de Julho, 4865, 8° andar, Centro, title counselor, and Mr. **MANOEL EDUARDO BOUZAN DE ALMEIDA**, Brazilian, married, accountant, ID No. CRC/RJ 026695/0-3, inscribed at CPF under No. 269.006.377-87, with commercial address at Av. Almirante Barroso, 52, sala 1401 (parte), Centro, CEP 20031-000, City and State of Rio de Janeiro, substitute counselor; and Mrs. **CARLA CARVALHO DE CARVALHO**, Brazilian, married, lawyer inscribed at OAB/RJ under No. 59.760, CPF/MF 863.499.377-91, resident and dwelled in the City of Niterói, State of Rio de Janeiro, with Office at Av. Almirante Barroso, 52, sala 1401 (parte), Centro, CEP 20031-000, City and State of Rio de Janeiro, title counselor, and Mr. **FLÁVIO MARQUES LISBOA CAMPOS**, Brazilian, married, civil engineer, ID No. 524578-SSP/MG, inscribed at CPF under No. 118.388.096-00, with professional address at Rua Guajajaras, 43, Centro, City of Belo Horizonte, State of Minas

Gerais, substitute counselor. It was proposed and approved the setting of yearly remuneration of fiscal counselors in ten percentage (10%) of average yearly remuneration of each Director, not computed benefits, representation budget and profit participation. As nobody wanted to use the words, the Chairman thanked everyone's presence and concluded the work of the present Shareholder Meetings, asking to be drawn up the present Minutes, which, after being read and thought accordingly, was signed by Chairman and by shareholders that represent more than 2/3 of the voting capital of the Company, and by the Secretary, extracting from it the necessary copies, for legal requirements. Florianópolis, April 26th, 2006.

Maurício Stolle Bähr
Chairman

José Moacir Schmidt
Secretary

Shareholders:

SUEZ ENERGY SOUTH AMERICA PARTICIPAÇÕES LTDA.

PATRICK CHARLES CLEMENT OBYN

JOSÉ MOACIR SCHMIDT

ANTONIO LIBENIR MARTINS

LUIZ ANTONIO BARBOSA

BANCO CLÁSSICO S.A.

THE LATIN AMERICA EQUITY FUND INC
COMMONFUND EMERGING MARKETS I C
FIDELITY LATIN AMERICA FUND
FIDELITY ADVISOR SER. VIII LATIN AMERICA FD
SSGA EMERGING MARKETS FUND
BELL ATLANTIC MASTER PENSION TRUST
THE PENSION RESERVES INVESTMENT MANAG. BOARD
CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND
THE ROYAL BANK OF SCOTLAND PLC
THE ROYAL BANK OF SCOTLAND PLC LEADER
STATE OF CONNECTICUT RET PLANS AND TRUST FUND
THE MASTER TRUST BANK OF JAPAN LTD RE MTBC400035147
PEPSICO INC MASTER RETIREMENT TRUST
PRINCIPAL INV FUND, INC DIVERSIFIED INT. FUND

PRINCIPAL VARIABLE CONTRACTS FUND INC. INT. EM MA ACCC
PRINCIPAL VARIABLE CONTRACTS FUND INC-DIVER INT. ACCOUNT
INTERNATIONAL BANK FOR RECONSTR.

DYNAMO COUGAR FUNDO MÚTUO DE INVESTIMENTOS EM AÇÕES C.L.
ASCESE FUNDO DE INVESTIMENTO EM AÇÕES
DYNAMO PUMA II FUNDO MÚTUO DE INVESTIMENTOS EM PARTICIPAÇÕES
PUMA INVESTMENT LLC
FEBRA FUNDO DE INVESTIMENTO EM AÇÕES
LUMINA FIA
TNAD FUNDO DE INVESTIMENTO EM AÇÕES
SAMAMBAIA IV FUNDO DE INVESTIMENTO EM AÇÕES
CLASSE A FUNDO DE INVESTIMENTO EM AÇÕES

OPPORTUNITY LÓGICA II FUNDO DE INVESTIMENTO EM AÇÕES
OPPORTUNITY LÓGICA II INSTITUCIONAL FUNDO DE INVEST. EM AÇÕES
LUXO FUNDO DE INVESTIMENTO MULTIMERCADO
OPP I FUNDO DE INVESIMENTO EM AÇÕES
OPPORTUNITY CARTEIRA ATIVA FUNDO DE INVESTIMENTO EM AÇÕES
OPPORTUNITY MERCADO À VISTA FUNDO DE INVESTIMENTO EM AÇÕES
OPPORTUNITY RENDA VARIÁVEL FUNDO DE INVESTIMENTO EM AÇÕES
OPPORTUNITY T2 FUNDO DE INVESTIMENTO MULTIMERCADO
OPPORTUNITY T60 FUNDO DE INVESTIMENTO MULTIMERCADO
OPPORTUNITY MIDI FUNDO DE INVESTIMENTO MULTIMERCADO
OPPORTUNITY I FUNDO DE INVESTIMENTO EM AÇÕES
OPPORTUNITY SPECIAL FUNDO DE INVESTIMENTO EM AÇÕES

INDEPENDENT AUDITOR:

CLÁUDIO HENRIQUE D. REIS